UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53640

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 AND ENDING 12/31/22
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AXIO FINANCIAL LLC

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

60 EAST 42ND STREET, 26TH FLOOR

(No. and Street)

NEW YORK	NY	10165
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MMARRONE@ICAPITALNETWORK.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP

(Name – if individual, state last, first, and middle name)

30 ROCKEFELLER PLAZA - 41ST FL	NEW YORK	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, PETER HORACEK, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AXIO FINANCIAL LLC, as of DECEMBER 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MARIA V ZARZUELA
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Orange County
01ZA6118144
MY COMMISSION EXPIRES 11/01/2024

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AXIO FINANCIAL LLC
(SEC I.D. No. 8-53640)
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

And Report of Independent Registered Public Accounting Firm

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

AXIO FINANCIAL LLC
TABLE OF CONTENTS

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of AXIO Financial LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AXIO Financial LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 28, 2023

We have served as the Company's auditor since 2021.

AXIO FINANCIAL LLC
STATEMENT OF FINANCIAL CONDITION

		December 31, 2022
ASSETS		
Cash and cash equivalents	$	234,119
Fees receivable		4,481,363
Securities owned, at fair value		404,751
Due from clearing broker		7,708,273
Deposit at clearing broker		100,000
Other receivables		348,878
Prepaid expenses		163,137
Total assets	$	13,440,521
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to Parent	$	2,110,905
Securities sold short, at fair value		58,046
Accounts payable		93,859
Accrued expenses		2,223,766
Total liabilities		4,486,576
Member's equity		
Member's equity		8,953,945
Total member's equity		8,953,945
Total liabilities and member's equity	$	13,440,521

The accompanying notes are an integral part of this statement of financial condition.

AXIO FINANCIAL LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

Note 1. Organization

AXIO Financial LLC (the "Company" or "AXIO"), is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). AXIO was founded in December 2001 under the laws of the State of Delaware. AXIO primarily engages in the marketing of investment products to broker-dealers and registered investment advisors, and in riskless trading of debt securities. AXIO also engages in investment banking and related financial advisory services on a limited basis. AXIO maintains a fully disclosed clearing agreement with RBC Capital Markets, LLC ("RBC") and does not maintain or hold customer accounts. The Company operates out of five offices, located in New York City, Toronto, Florida, California, and Greenwich.

On November 1, 2021, AXIO was acquired by Institutional Capital Network Inc. ("iCapital" or "Parent") from AXIO Group LLC. The Company is a wholly owned subsidiary of iCapital as of December 31, 2022.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes that it is not subject to any significant credit risk on cash.

Fees receivable: The Company records its fees receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts, collections, and assessment of future collections. This involves the process of determining whether the Company will be able to collect substantially all of the consideration to which it will be entitled. Accounts are recorded to a bad debt expense account within the statement of operations when determined to be uncollectible. At December 31, 2022, the fees receivable balance is deemed fully collectible within one year from the financial statement reporting date. In accordance with GAAP, the allowance for credit losses is deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

Due to parent: Due to parent primarily includes allocated operational expenses in accordance with an expense sharing agreement (see Note 6).

Fair Value of Financial Instruments: Financial Accounting Standard Board ("FASB") Accounting Standard Codification ("ASC") ASC 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level I Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level II Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level III Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2022, other than securities owned and securities sold short, there were no other assets that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, due from clearing broker and brokers, other assets and accounts payable and accrued expenses, approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2022.

The Company values financial instruments using the following: transactions that day in the securities being priced and a consideration of the overall market; if no transactions occur that day, transactions in similar securities; our own models, and pricing available from IHS Markit or other vendors as appropriate.

The following tables show the major categories of securities owned and securities sold short measured at fair value at December 31, 2022, grouped by the fair value hierarchy:

Securities owned, at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Significant other unobservable inputs	Balance as of 12/31/22
Options and Unit Investment Trust	$ 404,751	—	—	$ 404,751
	$ 404,751	—	—	$ 404,751

Securities sold short, at fair value:	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Significant other unobservable inputs	Balance as of 12/31/22
Options and Unit Investment Trust	$ 58,046	—	—	$ 58,046
	$ 58,046	—	—	$ 58,046

Income taxes: The Company is a limited liability company treated as a disregarded entity for federal, state and city income tax purposes and, accordingly, no provision has been made in the accompanying financial statements for any federal, state or local tax. All revenues and expenses retain their character and pass directly to the Parent's income tax returns. For the year ended December 31, 2022, management has determined that there are no uncertain income tax positions.

The Parent files income tax returns in the U.S. federal, state, and local jurisdictions. With few exceptions, the Company's Parent is no longer subject to U.S. federal, state, or local tax examinations by taxing authorities for years before 2019. The Company remains subject to examination by taxing authorities on the pre-acquisition for the years 2019 through November 2021, and for the Parent from the acquisition to the end of 2021.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future.

Note 3. Concentrations

The Company maintains cash balances in one financial institution, at which balances are insured by the Federal Deposit Insurance Corporation ("FDIC") for up to $250,000. From time to time, the Company's balances may exceed this limit.

Note 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2022, the Company had net capital of $3,555,816, which exceeded its requirement of $295,235 by $3,260,581. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2022, this ratio was 1.25 to 1. The Company is exempt from the provisions of 17 C.F.R. §15c3-3(k) of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsections k(2)(ii) and Footnote 74 of the Rule.

Note 5. Due from/to Clearing Broker

The Company clears all of its proprietary and customer transactions trades through RBC on a fully-disclosed basis. For this service, RBC receives a percentage of the gross commission on each transaction. At December 31, 2022, the Company had $7,808,273 receivable from RBC.

Note 6. Related Party Transactions

The Company has an expense sharing agreement with a related party that provides sales and administrative services to the Company. The Company reimburses this affiliated entity for the cost of these services on a monthly basis. For the year ended December 31, 2022, the Company incurred a total expense of $3,300,000 for these services, which is reflected as a component of professional fees on the statement of operations.

The Company entered into an expense sharing agreement with the Parent, initially dated October 2021, which has been subsequently amended during the year (the "Agreement"). Expenses such as compensation, occupancy, supplies, utilities, technology, and recruiting, among other costs, were allocated to the Company based upon the portion of the monthly costs incurred by the Parent, multiplied by the estimated and reasonable percentage of effort dedicated to broker-dealer activities per the Agreement. Management estimated the percentage of effort per department based on certain relevant allocation drivers such as fund count, platform assets, or revenue-weighted headcount. As of December 31, 2022, $2,110,905 is payable to the Parent. The due to Parent amount primarily relates to employee compensation and benefits, and other expenses incurred by the Parent on behalf of the Company.

Note 7. Risk and Uncertainties

The impact of the novel coronavirus COVID-19 pandemic has rapidly evolved around the globe, causing disruption in the U.S. and global economies. Although the global economy has reopened and robust economic activity has supported a continued recovery, the emergence of new variants has contributed to setbacks to the recovery in the U.S. and abroad. Future outbreaks could have an adverse impact on the Company's financial statements.

During 2022, the war in Ukraine has disrupted economic markets, and the economic impact and duration is uncertain at this time. The impact on financial markets and the overall economy, both of which are highly uncertain, cannot be predicted. The impact of the war in Ukraine could result in substantial market volatility and uncertainty, and may adversely impact the Company's results. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 8. Segment Reporting

The Company only has one operating segment per its analysis under ASC 280. Management has evaluated factors such as basis of organization, products and services, geographic areas, and regulatory environments to determine that only one reporting operating segment exists. For information regarding revenue generating products and services, refer to Note 2.

Note 9. Commitments and Contingencies

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the year ended December 31, 2022 that are material in nature.

Note 10. Legal Contingencies

The Company records liabilities for contingencies, including legal costs, when it is probable that a liability has been incurred before the balance sheet date and the amount can be reasonably estimated. Contingencies are estimated and remeasured as needed. Contingencies which qualify as covered claims are not offset until insurance proceeds are received. To the extent necessary, adjustments for accruals of possible loss contingencies are included in other operating expenses on the Company's statement of operations. As of December 31, 2022, the Company does not have accruals for legal contingencies.

Note 11. Subsequent Events

On February 21, 2023, the Company made a distribution of $650,000 to the Parent.

Outside of the items mentioned in the previous paragraph, the Company has evaluated all events or transactions that occurred after December 31, 2022 through February 28, 2023, which is the date that the financial statements were available to be issued. During this period, there were no other material subsequent events requiring disclosure.